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                          August 2, 2022

       Todd R. Nelson, Ph.D
       President and Chief Executive Officer
       Codex DNA, Inc.
       9535 Waples Street, Suite 100
       San Diego, California 92121

                                                        Re: Codex DNA, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 26, 2022
                                                            File No. 333-266329

       Dear Dr. Nelson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Philip Oettinger, Esq.